

Mail Stop 4546

November 7, 2016

James R. Belardi
Chairman and Chief Executive Officer
Athene Holding Ltd.
96 Pitts Bay Road
Pembroke, HM08, Bermuda

> **Re: Athene Holding Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 25, 2016**
> **File No. 333-211243**

Dear Mr. Belardi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2016 letter.

Notes to Consolidated Financial Statements
2. Change in Accounting Policy and Revisions, pages F-12 and F-123

1. You disclose that subsequent to the original issuance of the consolidated financial statements, you adopted a change in accounting principle regarding the balance sheet presentation of assets and liabilities associated with reinsurance agreements written on a modified coinsurance (modco) basis. As a result you determined that gross presentation is preferable to net presentation and applied the change retrospectively on the consolidated balance sheets and consolidated statements of cash flows. Please tell us why you believe this is a change in accounting principle and not a correction of an error. Provide us an analysis, including the relevant accounting literature you relied upon, to determine that net, rather than gross presentation of these reinsurance agreements was an allowable alternative accounting principle you could use in the past.

<u>22. Subsequent Events, page F-102</u>

2. Please tell us why the disclosure surrounding the 2016 novation is unaudited here but was audited in your last amendment. Revise as necessary.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Samir Gandhi
         Sidley Austin LLP